SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                     (Amendment No. 7 for Barbara Sinclair;
                       Amendment No. 6 for James Sinclair)

                    Under the Securities Exchange Act of 1934

                             SUTTON RESOURCES, LTD.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    869474106
                                 (CUSIP Number)


                                 James Sinclair
                              Route 41, Amenia Road
                                Sharon, CT 06069
                                 (860) 364-0164
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 25, 1997
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

     Check the following box if a fee is being paid with the statement |__|.


                                Page 1 of 9 pages

-------------------                                            -----------------
CUSIP NO. 869474106                                            Page 2 of 9 pages
-------------------                                            -----------------

================================================================================
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               Barbara Sinclair

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

               PF, OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            - 0 -
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             2,837,084
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             - 0 -
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       3,143,684(1)

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

        3,143,684(1)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       IN

================================================================================

(1) Includes 306,600 shares underlying warrants exercisable within 60 days.

-------------------                                            -----------------
CUSIP NO. 869474106                                            Page 3 of 9 pages
-------------------                                            -----------------


================================================================================
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               James Sinclair

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

               PF, OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            171,800
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             2,837,084
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             211,800
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       3,143,684

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

        3,355,484(1)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.9%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

               IN

================================================================================

(1) Includes 3,143,684 shares beneficially owned by Barbara Sinclair, in which Mr. Sinclair disclaims economic interest.

-------------------                                            -----------------
CUSIP NO. 869474106                                            Page 4 of 9 pages
-------------------                                            -----------------


                                  AMENDMENT TO
                           STATEMENT FOR SCHEDULE 13D

     This statement amends Items 3 and 5 of the Statement to the Schedule 13D filed with the Commission on January 25, 1996, as subsequently amended, on behalf of Barbara Sinclair and James Sinclair (the "Reporting Persons") with respect to the common stock of Sutton Resources, Ltd. (the "Issuer").

Item 3. Source and Amount of Funds

     The net cost of the Warrants reported herein as being acquired by the Reporting Persons was $214,910. The Reporting Persons used the proceeds of the sale of the Issuer's common stock to acquire the Warrants reported herein.

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 28,177,630 shares outstanding, as reported in the Issuer's most recently available Form 6-K, as adjusted for a two-for-one split announced by the Issuer.

As of the close of business on September 22, 1997:

          (i) Mrs. Sinclair beneficially owns 3,143,684 Shares (11.2% of the Issuer's Outstanding Shares), 304,600 of which underlie warrants exercisable within 60 days.

          (ii) Mr. Sinclair beneficially owns 3,355,484 Shares (11.9%), which include the Shares reported as beneficially owned by Mrs. Sinclair. Mr. Sinclair expressly disclaims economic interest in any of the Shares beneficially owned by Mrs. Sinclair.

          (iii) In the aggregate, the Reporting Persons beneficially own 3,355,484 Shares (11.9%).

     (b) Mr. and Mrs. Sinclair share voting and dispositive power with respect to the Shares reported in (a)(i), and Mr. Sinclair has voting and dispositive power over the Shares reported in (a)(ii).

-------------------                                            -----------------
CUSIP NO. 869474106                                            Page 5 of 9 pages
-------------------                                            -----------------


     (c)(i) In the last 60 days, the Reporting Persons have engaged in the following transactions in the Issuer's Common Stock and Warrants:


--------------------------------------------------------------------------------
                            Transactions in Warrants*
                            -------------------------
--------------------------------------------------------------------------------
                      No. of              Price per      Purchase (P)
Date                 Warrants              Warrant       or Sale (S)
----                 --------              -------       -----------
--------------------------------------------------------------------------------
8/13/97                 800                 6.0625           (S)
--------------------------------------------------------------------------------
8/21/97               5,000                 5.76             (P)
--------------------------------------------------------------------------------
8/25/97               5,000                 5.42             (P)
--------------------------------------------------------------------------------
9/3/97                1,000                 6.72             (P)
--------------------------------------------------------------------------------
9/5/97                2,000                 6.72             (P)
--------------------------------------------------------------------------------
9/18/97              20,000                 6.85             (P)
--------------------------------------------------------------------------------
9/22/97               1,000                 6.70             (P)
--------------------------------------------------------------------------------
*    Each Warrant represents the right to acquire two shares.

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CUSIP NO. 869474106                                            Page 6 of 9 pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
                          Transactions in Common Stock
                          ----------------------------
--------------------------------------------------------------------------------
                            No. of               Price per        Purchase (P)
Date                        Shares                Share            or Sale (S)
----                        ------                -----            -----------
--------------------------------------------------------------------------------
7/22/97                       700                 7.625              (S)
--------------------------------------------------------------------------------
7/24/97                       700                 7.9375             (S)
--------------------------------------------------------------------------------
7/25/97                       700                 7.65               (S)
--------------------------------------------------------------------------------
7/25/97                       700                 7.95               (S)
--------------------------------------------------------------------------------
7/28/97                     1,000                 7.8125             (S)
--------------------------------------------------------------------------------
7/29/97                     1,000                 7.625              (S)
--------------------------------------------------------------------------------
7/30/97                     1,000                 7.50               (S)
--------------------------------------------------------------------------------
7/31/97                     1,000                 7.875              (S)
--------------------------------------------------------------------------------
8/1/97                      1,000                 8.00               (S)
--------------------------------------------------------------------------------
8/6/97                      1,000                 8.0625             (S)
--------------------------------------------------------------------------------
8/6/97                      2,000                 7.90               (S)
--------------------------------------------------------------------------------
8/7/97                      1,000                 8.0625             (S)
--------------------------------------------------------------------------------
8/8/97                      1,500                 8.125              (S)
--------------------------------------------------------------------------------
8/12/97                     3,000                 8.15               (S)
--------------------------------------------------------------------------------
8/13/97                     1,500                 8.30               (S)
--------------------------------------------------------------------------------
8/15/97                     3,000                 8.1875             (S)
--------------------------------------------------------------------------------
8/19/97                     3,000                 8.33               (S)
--------------------------------------------------------------------------------
8/20/97                     1,500                 8.6                (S)
--------------------------------------------------------------------------------
8/21/97                     1,500                 9.375              (S)
--------------------------------------------------------------------------------
8/21/97                     2,000                 9.21               (S)
--------------------------------------------------------------------------------
8/21/97                     1,500                 9.125              (S)
--------------------------------------------------------------------------------
8/21/97                     1,500                 9.39               (S)
--------------------------------------------------------------------------------

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CUSIP NO. 869474106                                            Page 7 of 9 pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
                          Transactions in Common Stock
                          ----------------------------
--------------------------------------------------------------------------------
                             No. of              Price per         Purchase (P)
Date                         Shares                Share           or Sale (S)
----                         ------                -----           -----------
--------------------------------------------------------------------------------
8/22/97                      1,500                 9.22              (S)
--------------------------------------------------------------------------------
8/22/97                      1,500                 9.22              (S)
--------------------------------------------------------------------------------
8/25/97                      2,000                 9.50              (S)
--------------------------------------------------------------------------------
8/25/97                      2,000                 9.50              (S)
--------------------------------------------------------------------------------
8/25/97                      1,000                 9.5625            (S)
--------------------------------------------------------------------------------
8/25/97                      1,000                 9.64              (S)
--------------------------------------------------------------------------------
8/26/97                      1,000                 9.93              (S)
--------------------------------------------------------------------------------
8/26/97                      2,000                 9.93              (S)
--------------------------------------------------------------------------------
8/27/97                      1,500                 9.15              (S)
--------------------------------------------------------------------------------
8/27/97                      1,500                 9.15              (S)
--------------------------------------------------------------------------------
8/28/97                      1,500                 9.25              (S)
--------------------------------------------------------------------------------
8/28/97                      1,500                 9.33              (S)
--------------------------------------------------------------------------------
8/29/97                      2,000                 9.4375            (S)
--------------------------------------------------------------------------------
9/2/97                       1,000                 9.625             (S)
--------------------------------------------------------------------------------
9/2/97                       2,200                 9.56              (S)
--------------------------------------------------------------------------------
9/3/97                       3,000                 9.375             (S)
--------------------------------------------------------------------------------
9/4/97                       2,000                 9.21              (S)
--------------------------------------------------------------------------------
9/5/97                       3,000                 9.125             (S)
--------------------------------------------------------------------------------
9/5/97                       2,000                 9.125             (S)
--------------------------------------------------------------------------------
9/8/97                       2,000                 9.11              (S)
--------------------------------------------------------------------------------
9/8/97                       7,000                 9.11              (S)
--------------------------------------------------------------------------------
9/9/97                       2,000                 9.23              (S)
--------------------------------------------------------------------------------
9/9/97                       5,000                 9.23              (S)
--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP NO. 869474106                                            Page 8 of 9 pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
                          Transactions in Common Stock
                          ----------------------------
--------------------------------------------------------------------------------
                            No. of             Price per         Purchase (P)
Date                        Shares               Share           or Sale (S)
----                        ------               -----           -----------
--------------------------------------------------------------------------------
9/11/97                     4,000                9.23                (S)
--------------------------------------------------------------------------------
9/11/97                     2,000                9.28                (S)
--------------------------------------------------------------------------------
9/11/97                     9,000                9.28                (S)
--------------------------------------------------------------------------------
9/12/97                     5,500                9.17                (S)
--------------------------------------------------------------------------------
9/15/97                     2,500                9.15                (S)
--------------------------------------------------------------------------------
9/15/97                     6,000                9.15                (S)
--------------------------------------------------------------------------------
9/17/97                     2,000                9.05                (S)
--------------------------------------------------------------------------------
9/18/97                    15,000                8.96                (S)
--------------------------------------------------------------------------------
9/19/97                     2,000                8.875               (S)
--------------------------------------------------------------------------------
9/22/97                     2,000                8.60                (S)
--------------------------------------------------------------------------------
9/24/97                     2,000                8.60                (S)
--------------------------------------------------------------------------------
9/24/97                       500                8.60                (S)
--------------------------------------------------------------------------------
9/24/97                     1,900                8.60                (S)
--------------------------------------------------------------------------------
9/25/97                     2,000                8.63                (S)
--------------------------------------------------------------------------------
9/25/97                       500                8.60                (S)
--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP NO. 869474106                                            Page 9 of 9 pages
-------------------                                            -----------------

                                   SIGNATURES

     After reasonable inquiry and to the best of each Reporting Person's belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: October 3, 1997


                                        ________________________________________
                                        Barbara Sinclair,
                                        by James Sinclair


                                        ________________________________________
                                        James Sinclair